September 10, 2010

VIA EDGAR (Corrrespondence)

Ms. Julie F. Rizzo, Attorney-Advisor
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, NE, Mail Stop 3561
Washington, D.C. 20549-3561

RE:        Yum! Brands, Inc.
Form 10-k for the fiscal year ended December 26, 2009
Filed February 17, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2010
File No. 001-13163

Dear Ms. Rizzo:

YUM! Brands, Inc. (the “Company”) has received your letter dated August 31, 2010, which contains additional comments related to your review of the above referenced Definitive 14A and our letter to you dated August 20, 2010.  We respectfully submit our responses to your comments.  For your convenience, we have repeated your comment in its entirety followed by our response:

September 10, 2010

Schedule 14A

Executive Compensation, page 28

How We Compensate our Chief Executive Officer; Mr. Novak’s Compensation, page 38

1.
We note your response to our prior comment number 2. In particular, if you wish to argue that it is appropriate to omit performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide your analysis at this time. The supplemental analysis should be based upon the disclosure in your April 7, 2010 proxy. In addition, supplementally advise us whether the company’s targets for the 2010 fiscal year are expected to be materially different from those of December 26, 2009. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

RESPONSE

No performance targets were omitted from the Compensation Discussion and Analysis appearing in the company’s definitive proxy statement for the 2010 annual shareholders meeting pursuant to Instruction 4 of Item 402(b) of Regulation S-K.  Similarly, the company does not anticipate omitting any performance targets in next year’s proxy statement pursuant to that instruction.  Further, the company’s team performance target measures for the 2010 fiscal year will not be substantially different from the prior year, except that earnings per share growth has been added as a measure of company-wide performance for 2010.

In disclosing performance targets, the company has been, and will continue to be, guided by the Commission’s principles-based disclosure model in which the company determines, with respect to any given year, whether particular performance targets are a material element of its compensation policies and decisions for that year. If the company determines that they are material, then they are disclosed in the Compensation Discussion and Analysis for that year in accordance with Item 402(b).   In that regard, the company notes that, in contrast to the Team Performance Factor (discussed in detail on page 35 of the 2010 proxy statement), the Individual Performance Factor (discussed in detail beginning on page 36 of the 2010 proxy statement) determined for each executive is based upon a subjective evaluation of numerous quantitative and qualitative factors, the most important of which the company believes it has disclosed in the context of the Committee’s discussion and determination of each individual executive’s compensation.

September 10, 2010

In connection with this response, the Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/John P. Daly

John P. Daly
Corporate Counsel